Exhibit d 5 g

MAINSTAY VP FUNDS TRUST

FORM OF AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, made as of the 1st day of May 2016 (the “Amendment”), between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Cornerstone Capital Management Holdings LLC, a Delaware limited liability company (the “Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement dated as of April 29, 2011, as amended (the “Agreement”); and

WHEREAS, the parties hereby wish to amend Schedule A of the Agreement to reflect the addition of MainStay VP Small Cap Core Portfolio.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective May 1, 2016, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

Exhibit (d)(5)(g)

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:		By:
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director & Associate	Title:	Co-President
General Counsel

CORNERSTONE CAPITAL MANAGEMENT HOLDINGS LLC

Attest:	By:
Name:	Name:
Title:	Title:

Exhibit (d)(5)(g)

SCHEDULE A

(As of May 1, 2016)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO	ANNUAL RATE

MainStay VP Absolute Return Multi-Strategy Portfolio (investment sleeve)*	0.625%

MainStay VP Balanced Portfolio (portfolio portion)	0.350% on assets up to $1 billion; and 0.325% on assets from $1 billion to $2 billion; and 0.30% on assets in excess of $2 billion

MainStay VP Common Stock Portfolio	0.275% on assets up to $500 million; 0.2625% on assets from $500 million to $1 billion; and 0.250% on assets in excess of $1 billion

MainStay VP Emerging Markets Equity Portfolio (portfolio portion)	0.550% on assets up to $1 billion; and 0.545% on assets in excess of $1 billion

MainStay VP International Equity Portfolio	0.445% on assets up to $500 million; 0.425% on assets in excess of $500 million

MainStay VP Mid Cap Core Portfolio*	0.425% on assets up to $1 billion; and 0.400% on assets in excess of $1 billion

MainStay VP S&P 500 Index Portfolio	0.125% on assets up to $1 billion; 0.1125% on assets from $1 billion to $2 billion; 0.1075% on assets from $2 billion to $3 billion; and 0.100% on assets in excess of $3 billion

MainStay VP Small Cap Core Portfolio*	0.425% on assets up to $1 billion; and 0.400% on assets in excess of $1 billion

The portion of the fee based upon the average daily net assets of the respective Portfolio shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Portfolio.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Portfolios listed above, the Manager has agreed to waive a portion of each Portfolio’s management fee or reimburse the expenses of the appropriate class of the Portfolio so that the class’ total ordinary operating expenses do not exceed certain amounts. These waivers or reimbursements may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, Cornerstone Capital Management Holdings LLC, as Subadvisor for these Portfolios, has voluntarily agreed to waive or reimburse its fee proportionately.